UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     1      )*
                                        ------------

                              Rentrak Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    760174-2
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                                 (CUSIP Number)


                                John M. McGuigan
                                 (530)224-5560
                      1200 Union Bank of California Tower
                           707 S.W. Washington Street
                               Portland, OR 97205
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 23, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  760174-2                 13D


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Culture Convenience Club
     None
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

     N/A
--------------------------------------------------------------------------------
   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*



     N/A
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

     N/A
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Japan
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            390,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             390,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        390,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
        N/A
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.61%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

Item 1.  Security and Issuer

                  This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Rentrak Corporation, an Oregon corporation (the "Issuer"). The Issuer's principal executive offices are located at 7700 N.E. Ambassador Place, Portland, Oregon 97220.

Item 2.  Identity and Background

Name of Reporting Person:  Culture Convenience Club Co., Ltd.
Place of Organization:  Japan
Principal Business:  Franchising and operation of video cassette rental outlets.
Address of Principal Business:     1-4-70 Shiromi, 16th Floor
                                            Chuo-ku, Osaka 540 JAPAN
Involvement in Certain Legal Proceedings (Items 2(d) and 2(e)):

                  Neither CCC nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is to subject CCC or any person listed in Exhibit A to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The  name,   business   address,   principal   occupation  and
citizenship of each executive officer, director and controlling person of the reporting person are contained in Attachment A.

Item 3.  Source and Amount of Funds or Other Consideration

                  CCC has been a shareholder of the Issuer since approximately 1989. CCC is selling 614,000 shares of the Common Stock of the Issuer to Rentrak Japan, K.K., a Japanese corporation ("Rentrak Japan"). Rentrak Japan is obtaining the funds to purchase CCC's shares of the Issuer's Common Stock through bank loans with Sakura Bank and Industrial Bank of Japan.

Item 4.  Purpose of Transaction

                  CCC and Rentrak Japan are affiliated corporations. In order to further focus on each affiliated corporation's core business activities, CCC is transferring its shares of the Issuer to Rentrak Japan. CCC intends to transfer to Rentrak Japan or other affiliates the remainder of its Common Stock of the Issuer in the future. CCC and its affiliates have no current plan to purchase any significant number of additional shares of the Issuer's Common Stock, to sell any significant number of shares, or to take or cause any other extraordinary corporate transaction involving the Issuer.

Item 5.  Interest in Securities of the Issuer

                  (a) CCC now owns 390,000 shares of the common stock of Rentrak Corporation, which, to CCC's knowledge, currently represents approximately 3.61 percent of the issued and outstanding shares of the Common Stock of the Issuer.

                  (b)  See Cover Page Lines 7-10.

                  (c) n/a

                  (d) n/a

                  (e) February 23, 1998

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.


Item 7.  Material to be Filed as Exhibits

     No change.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CULTURE CONVENIENCE CLUB CO., LTD.

/s/Muneaki Masuda                                    March 5, 1998
-------------------------                            ---------------------------
Muneaki Masuda, President                            Date

                                  ATTACHMENT A

                            Amendment to Schedule 13D

                       Culture Convenience Club Co., Ltd.

          List of Directors, Executive Officers and Controlling Persons
          -------------------------------------------------------------

                                                                RESIDENCE/
NAME              ADDRESS           TITLE                       CITIZENSHIP
----              -------           -----                       -----------

So-Tsu Co., Ltd.    *         11.32% Shareholder                  Japan

Muneaki Masuda      *         Chairman                            Japan
                              Representative Director
                              69.28% Shareholder

Kazuaki Terao       *         President                           Japan
                              Representative Director

Shin'ichi Murai     *         Managing Director                   Japan
                              Business Development Manager

Yoshinori Ogida     *         Managing Director                   Japan
                              International Division Manager

Tatsuo Yamasaki     *         Director                            Japan
                              Human Resources and
                              Administration Division Manger

Satoru Fujita       *         Director                            Japan
                              Finance Department Manager

Toshihiro Hada      *         Director                            Japan
                              Developmental Sales Manager

Takashi Ueshima     *         Director                            Japan
                              Operations Department Manager

Hiroki Tonomura     *         Director                            Japan
                              Product Department Manager

Kenji Kawaida       *         Director                            Japan
                              Retail Department Manager

Fumi Masuda         *         Director                            Japan
                              Owner's Club

Toshizo Sasaki      *         Director                            Japan

Yasushi Ito         *         Director                            Japan

Masanori Hiramoto   *         Director                            Japan

Kazuki Watanabe     *         Auditing Director                   Japan

Masaaki Isogawa     *         Auditing Director                   Japan

Shin'ichi Tazuki    *         Auditing Director                   Japan

*        Culture Convenience Club Co., Ltd.
         Sumitomo OBP Plaza Bldg.
         1-4-70 Shiromi
         Chuo-ku, Osaka 540
         JAPAN